April 26, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.:	Ms. Patsy Mengiste
Document Control — EDGAR

RE:	Ameriprise Certificate Company (ACC)
Post-Effective Amendment No. 37
Ameriprise Installment Certificate
File No.: 2-76193
Dear Ms. Mengiste:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as the principal underwriter of the proposed offering to be made pursuant to the above-mentioned post-effective Amendment, hereby join the Registrant, Ameriprise Certificate Company, in requesting that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 28, 2010.

Sincerely,
/s/ William F. Truscott
William F. Truscott
Senior Vice President and Chief Investment Officer Ameriprise Financial Services, Inc.